Exhibit 12.1

GOODRICH PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands, Except Ratios)

	Year ended December 31,
	2007	2006	2005	2004	2003
Earnings:
Income (loss) from continuing operations before income taxes	$(53,468)	$14,419	$(37,554)	$(3,606)	$(7,768)
Plus: fixed charges	11,870	7,845	2,359	1,110	1,051

Earnings available for fixed charges	$(41,598)	$22,264	$(35,195)	$(2,496)	$(6,717)

Fixed Charges:
Interest expense	$11,870	$7,845	$2,359	$1,110	$1,051

Total fixed charges	$11,870	$7,845	$2,359	$1,110	$1,051

Ratio of Earnings to Fixed Charges	(a )	2.84	(b )	(c )	(d )

(a)	Earnings for the year ended December 31, 2007 were inadequate to cover fixed charges. The coverage deficiency was $53,468 thousand.

(b)	Earnings for the year ended December 31, 2005 were inadequate to cover fixed charges. The coverage deficiency was $37,554 thousand.

(c)	Earnings for the year ended December 31, 2004 were inadequate to cover fixed charges. The coverage deficiency was $3,606 thousand.

(d)	Earnings for the year ended December 31, 2003 were inadequate to cover fixed charges. The coverage deficiency was $7,768 thousand.